InferX Corporation
1600 International Drive, Suite 110
McLean, VA 22102-4860
U.S.A.
T – 703.917.0880
F – 703.917.0563
www.inferx.com
February 7, 2007
VIA EDGAR CORRESPONDENCE
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, DC 20549

Re:	InferX Corporation
Amendment No. 1 to Registration Statement of Form SB-2
Filed February ___, 2007
File No. 333-138949
Dear Ms. Jacobs:
     We are in receipt of your comment letter dated December 21, 2006. We have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter.
Prospectus Cover Page
1.	Please identify the selling shareholders who are underwriters, i.e., Messrs. Mannion, Reckles, and Prag and remove the language that references selling securityholders being “deemed” underwriters.
     We have updated the prospectus cover page in accordance with this comment.
Prospectus Summary
2.	Add disclosure that addresses your going concern qualification, net losses, and accumulated deficit as of the most recent fiscal period. Also, add disclosure here or in the “Business” section that addresses the reverse acquisition, including the entities involved, the total consideration, the parties that conducted the negotiations, and disclose why InferX entered into the transaction.
     We have updated the prospectus summary in accordance with this comment.

Ms. Barbara C. Jacobs
February 7, 2007

3.	Revise your disclosure to articulate clearly the type of business that InferX conducts. For example, you disclose that you develop and market privacy preserving software that performs predictive analysis. Yet your use of the phrase “market privacy preserving” is vague and does not provide context to the nature of your business and operations. In defining predictive analytics, you further state that this comprises the “analysis of historical and current information to identify trends and patterns”. But, you provide no discussion of the type of information that is analyzed nor do you provide any meaningful discussion of the types of trends and patterns that a customer utilizes your software to identify. Please revise to provide additional information that conveys a concise and readily understandable description of your business.
     We have revised the description of our business in accordance with this comment.
4.	Please consider providing summary financial data for the most recent two years.
     We do not believe that the length and complexity of the prospectus necessitate including summary financial data. Given our short operating history and limited sales, we believe summary financial data would be too repetitive of the information contained elsewhere in the prospectus.
5.	Please consider disclosing your internet address and including a statement, if true, that the information contained on your website does not constitute part of the prospectus.
     We have revised our disclosure in response to this comment.
Risk Factors, page 3
6.	Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses, which, we note, constitute a majority of the risk factors disclosed on pages 3-6, should either be substantially revised or not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.
     We carefully reviewed the risk factors contained in the prospectus and added a risk factor in response to this comment. In addition, we reviewed registration statements filed by companies in similar industries and at similar stages of development. We believe that the risk factors contained in the prospectus describe the risks related to our company accurately and with specificity. We believe that each risk factor in the prospectus describes a specific risk related to our company and identifies potential consequences of each risk that are specific to our company.

Ms. Barbara C. Jacobs
February 7, 2007

7.	Please consider adding appropriate risk factors that alerts investors to each material risk that is presented by the current state of your business development, the status of your products, and the mechanisms of marketing those products and serving the customers.
     See the response to comment 6, above.
“We are currently dependent on contracts with the federal government . . .”, page 5
8.	Please clarify the overall significance of your relationships with governmental agencies. Since your relationship with the federal government accounts for more than 10% of your total revenue, please provide a materially complete description of the contracts that are subject to renegotiation of profits or termination at the election of the government. In this regard, clarify, if true, that the Missile Defense Agency is your only source of revenue to date.
     The Missile Defense Agency is not our only source of revenue to date. We currently have one contract with the federal government. The narrative of this risk factor has been revised to disclose that this contract may be terminated at the election of the federal government. Contracts with the United States government do not provide for the renegotiation of profits.
“We may need to raise additional capital . . .”, page 6
9.	The text of the narrative is unclear as to whether InferX believes it currently has sufficient capital resources to meet its capital requirements for a minimum period of 12 months of proposed operations from the date of the prospectus. Please revise the paragraph to state unambiguously your views in this respect. If you believe there is a deficiency, state its amount and discuss material uncertainties as to your ability to fund the deficiency and the resulting risks to investors. In your response letter please quantify your anticipated capital requirements for the next twelve months, assuming that you pursue your planned operations. Ensure that this information is consistent with your most recent balance sheet and the rate at which you have been using funds and are expected to use funds over the 12-month period.
     We have clarified this risk factor in response to this comment. We state that without additional revenue or financing, we have sufficient capital resources to meet our capital requirements, but only by curtailing operations.
     To pursue our planned operations for the next 12 months, which includes planned increases in expenditures beyond historical levels, we estimate that we will require approximately $1.5 million.

Ms. Barbara C. Jacobs
February 7, 2007

Cautionary Note Regarding Forward Looking Statements, page 7
10.	We note on your statement that the prospectus includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please provide an analysis as to why you believe that you have the protections of the Private Securities Litigation Reform Act.
     We do not claim the benefits of the safe harbor for forward looking statements. This disclosure is included solely as a cautionary note to investors about the forward looking statements contained in the prospectus.
Our Business, page 7
11.	Please describe the relationship between InferX and Datamat. If applicable, refer to Item 101(a) of Regulation S-B.
     We have revised the disclosure about our corporate history and the relationship between InferX and Datamat in response to this comment.
20.	[sic] Please revise your disclosure in this section and throughout your registration statement to clarify the current status of your business operations, your proprietary technology, and your products/services. Your disclosure is vague and does not provide a potential investor with a clear sense of your business or the ability of your company to survive in the short and long terms. Your disclosure in this section should be substantially revised to describe clearly your company’s business and its products and services in the manner required by Item 101(b) of Regulation S-B. Describe more specifically each activity that is essential to the functioning and distribution of each of your products and explain how your revenues will earned from each of the four disclosed products. Discuss the extent to which you have made arrangements with third parties and describe the significant terms of all material arrangements with the third parties you intend to rely upon.
     We have substantially revised this disclosure in response to this comment. Please be advised that there are no arrangements with third parties other than those described in the prospectus.
12.	To the extent you believe disclosure of customer case studies might be helpful for an investor to obtain an understanding of how your products operate, please consider adding this type of disclosure. In this regard, we note similar information contained on your website.
     See the response to comment [20], above.

Ms. Barbara C. Jacobs
February 7, 2007

Market Opportunity, page 8
13.	In the first paragraph of this subsection, clarify the “risks and opportunities” that are analyzed by your predictive analytics technology.
     We have revised this disclosure in response to this comment.
Our Product Offerings, page 8
14.	Please expand the disclosure relating to the InferClusterTM and InferViewTM products. Your disclosure regarding these products/services does not provide meaningful information about the commercial status of these products or the way in which they are used by customers. While refraining from using overly technical terms, please provide a descriptive explanation of what these products/services offer and how they operate. Provide typical examples of how customers employ this technology and the type of information that is analyzed by the products.
     We have revised this disclosure in response to this comment.
Patents and Trademarks, page 9
15.	If you maintain license agreements with third parties, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that is licensed. If necessary, please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.
     Please be advised that there are no licenses or any other agreements with third parties related to our intellectual property.
Sales and Marketing, page 11
16.	Please provide more detailed disclosure on your marketing strategy. Currently, you disclose that you will work with Athorn Clark & Partners to “assist with the development of marketing and collateral material, branding and Web design and content.” Please identify the key responsibilities of this collaborative partner and provide a more fulsome description of how this entity will assist with the marketing and sale of your product. Clarify whether you are substantially dependent upon your relationship with Athorn, which would necessitate filing any material agreement with them as an exhibit.
     Please be advised that we are not substantially dependent upon Athorn Clark or any other third party in connection with our sales and marketing activities. We have revised the disclosure in this section in response to this comment.

Ms. Barbara C. Jacobs
February 7, 2007

17.	Disclose whether or not you currently maintain agreements with Northrop Grumman and Lockheed Martin. If so, disclose the material terms of the agreements and advise of the consideration given to filing them as material exhibits.
     In response to this comment, we have revised this disclosure to clarify that we do not currently have any agreement with Northrop Grumman or Lockheed Martin.
18.	Please elaborate on your “initial sales strategy.” Discuss in reasonable detail the steps you intend to take in furtherance of this sales strategy. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving meaningful revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to bring your new products to market.
     We have revised this disclosure in response to this comment.
Customers, page 11
19.	Please describe the nature of the services you provide to the federal government, which appears to be your sole customer. In this regard, please unequivocally state that you have no customers outside of the federal government. State the dollar amounts of revenues you have recognized from each of your products and indicate the period in which those revenues were recognized.
     We believe that the nature of the services we provide to the federal government is sufficiently described elsewhere in the prospectus. See, for example, the second paragraph under the heading “Our Business.”
     In addition, we note that the first sentence of the paragraph under the “Customers” subheading states, “[g]overnment contracts are currently our sole source of revenue.”
Research and Development, page 11
20.	Please provide the full information required by Item 101(b)(10) of Regulation S-B.
     We have revised this disclosure in accordance with this comment.
Management’s Discussion and Analysis, page 12
21.	Please supplement the disclosure in this section so that it provides a clearer introductory understanding of InferX and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. In doing so, please seek to address the following: the economic or industry-wide factors relevant to the company; a discussion of how the company intends to earn revenues and income and generate cash and the reasons why InferX is moving away from seeking contracts with the Federal Government, which to date has been

Ms. Barbara C. Jacobs
February 7, 2007

your sole source of revenue. Please provide insight, not merely identification, of material opportunities, challenges, risks, and material trends and uncertainties. Also, to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address them. For a more detailed discussion of what is expected under this subheading and in the management’s discussion section in general, please refer to the Commission’s interpretive guidance in Commission Release No. 33-8350 (December 29,2003).

22.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in direct costs and indirect expenses but give no indication of the relative impact of each factor. Furthermore, prefacing the reference to these sources of changes with the word “principally” obscures the ability of the reader to identify the material sources of the change. Revise throughout your MD&A to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of SEC Release No. 33-6835.
     We have revised our disclosure in accordance with these comments.
Year Ended December 31, 2005 and 2004, page 15
23.	We note that the Company’s direct costs increased by approximately $32,000 in fiscal 2005 compared to fiscal 2004. Your discussion of the reasons for such increase, however, appear to focus on items that resulted in significant decreases in direct costs (i.e., capitalization of labor costs decreased $241,000, a decrease in salaries) without including any increases of significance to offset such items. Please explain or revise your disclosures accordingly. Similar revisions should be made to your discussion of direct costs for the nine months ended September 30, 2006 and 2005.

24.	Similarly, your discussion of indirect expenses for the nine months ended September 30,2006 and 2005 include a discussion of an increase in marketing expenses of $148,000 with an offsetting decrease in salaries of $50,000 (net $98,000) to explain an increase of approximately $196,000 in such expenses. Revise to include a discussion of the other items that contributed to the 50.7% increase in indirect expenses.
     We have revised our disclosure in accordance with these comments.

Ms. Barbara C. Jacobs
February 7, 2007

Liquidity and Capital Resources, page 16
25.	In the fifth paragraph of the liquidity and capital resources section, you state that you will require significant additional revenue to support projected increases in staffing and other expenses. Revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital. Also, consider specifically addressing the costs associated with becoming a reporting company and the financial commitments associated with your consulting agreement with Michael Brown.
     We have revised our disclosure in accordance with these comments.
Selling Stockholders, page 21
26.	With respect to the shares to be offered for resale by all of the selling securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. We specifically refer you to The London Family Trust. Refer to Interp. 1.60 of Telephone Interp. Manual (July 1997).
     We have revised our disclosure in accordance with this comment.
27.	Please provide a materially complete description of how each of the selling shareholders acquired their shares.
     In accordance with this comment, we have described how each of the selling shareholders acquired their shares in the footnotes to the “Selling Stockholders” table.
28.	With respect to the shares being offered by Lacuna Venture Fund LLLP, reference is made to footnote 6 to the table under the heading “Security Ownership of Certain Beneficial Owners and Management” yet there is corresponding footnote in that table. We presume that the reference should have been to footnote 5. Revise as appropriate.
     We have revised our disclosure in accordance with this comment.

Ms. Barbara C. Jacobs
February 7, 2007

Plan of Distribution, page 23
29.	Please clarify here that the prices offered by the selling shareholders will be fixed or at a range until the common stock is quoted on the OTCBB.
     We have revised our disclosure in accordance with this comment.
InferX Corporation Financial Statements
For the Year Ended December 31, 2005
Note 1	- Organization and Basis of Presentation, page F-6
30.	It appears that you accounted for the Merger with Datamat has a reorganization of entities under common control. Explain what you mean by “InferX and Datamat had common majority directors”. Did the directors as a group hold more than 50% of the voting ownership interest in each entity? Did the companies have contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert? If not, tell us how you determined that these were entities under common control and tell us how you determined it was appropriate to account for this merger as a reorganization versus a purchase business combination. We refer you to SFAS 141 and EITF 02-5.
     The directors as a group held 100% of the common stock of Datamat and approximately 88% of the stock of InferX prior to the merger. Both companies voted and approved the merger between the companies. The respective companies executed the merger agreement and the accounting treatment was that of a combination of entities under common control. As such, the net assets of InferX were acquired at their carrying values at the time of the merger. We believe this accurately reflects the merger.
Computer Software Development Costs, page F-8
31.	Throughout the document you make reference to developing and marketing privacy preserving software. Does the Company actually sell this software or do you anticipate selling this product in the future? Tell us how you account for the costs to develop this software product. Also, tell us whether the costs to develop your privacy preserving software are the same costs referred to in your policy footnote on page F-8 with regards to “internal” use software.
     The “privacy preserving software” we make reference to has been sold and we anticipate will continue to be sold in the future. The costs expended in the development of the software as mentioned in the disclosures are capitalized under the requirements of SFAS 86, where capitalization begins when technological feasibility is established. Both the accounting policy and the related footnote have been revised to clarify company policy.

Ms. Barbara C. Jacobs
February 7, 2007

32.	In this regard, we note that the Company capitalizes the cost of software used for “internal” operations once technological feasibility has been established. Tell us whether you account for such costs pursuant to SOP 98-1 or SFAS 86 and explain how you determined the appropriate applicable guidance. If you are accounting for the development of internal use software pursuant to SOP 98-1, then please explain your reference to technological feasibility. We refer you to paragraph .51 of SOP 98-1, which indicates technological feasibility should not apply to this SOP. Please provide an analysis of each software product included in capitalized software development costs and explain how such software is used in your internal operations.
     As noted in response to comment 31, we have capitalized our software under the guidelines of SFAS 86. The software meets the requirements, and we have received an independent valuation on such software to assist in determining dates to commence capitalization and the estimated useful life for such software.
Revenue Recognition, page F-9
33.	Tell us why you believe it is appropriate to recognize revenue from fixed price contracts using the percentage of completion method. Your disclosures on page F-9 indicate the Company generates revenue from “professional services rendered to customers”. Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the specific accounting literature you relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.
     While it is true that a portion of our revenues in the past and potentially in the future were derived from time and material type management support contracts, we have derived and will continue to derive revenue from contracts with governmental units. We have revised our disclosure accordingly.
     These fixed-price contracts are accounted for under the percentage of completion method, which recognizes revenues as work on a contract progresses. The recognition of revenues and profits is generally related to costs incurred in providing the services required under the contract. SOP 81-1 deems the percentage-of-completion method to be preferable when estimates are reasonably dependable and the following conditions exist: 1) contracts executed by the parties include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties; 2) the buyer can be expected to satisfy its obligations under the contract; and 3) the contractor can be expected to perform its contractual obligations.
     As noted in our disclosure, we regard our contracts not as service contracts but as application management support contracts. Accordingly, we have utilized contract accounting, as many software development companies do.

Ms. Barbara C. Jacobs
February 7, 2007

     We have utilized aspects of SOP 81-1 and SAB 104 in our recognition of revenue. We believe EITF 00-21 does not apply because there are no multiple elements associated in our contracts.
34.	Also, we note that revenue from certain fixed-price contract is recognized ratably over the contract term whereas revenue from certain other fixed-price contracts are recognized using the percentage of complete method. Tell us how you determine which policy to apply to each contract and explain the differences in the contract terms that result if timing differences in revenue recognition. Also, disclose the specific accounting literature that you are applying in recognizing revenue (i.e.,. SOP 97-2, SAB 104, EITF 00-21, SOP 81 -1, etc.)
     During these reporting periods, we did not have any fixed-price contracts that were recognized ratably over the contract term, only those that were recognized using the percentage of completion method. Therefore, all contracts that were considered fixed-price were recognized using the percentage of completion method as the ratio of labor hours incurred to estimated total labor hours. We assume that the reference to “timing differences” in your comment relates to unearned revenue, which is determined to be the work in progress component that was unbilled at the balance sheet date. The accounting literature used is the same as described in response to comment 33.
Note 5 -Notes Payable, page F-15
35.	Tell us whether the Company was in compliance with all of the default provisions of the SBA loan at each balance sheet date. In this regard, we note that provision (m) requires the Company to obtain written consent from the SBA prior to a reorganization, merger, consolidation or other changes in ownership or the business structure.
     We complied with the SBA loan default provisions, including provision (m). Notification was made as to the mergers we entered into.
36.	We note on December 31, 2005, the Company issued 192,308 shares of common stock (Datamat 132 shares) in conversion of four notes payable totaling $250,000. Tell us how you determined the fair value of the Company’s common stock at December 31, 2005 and tell us how such value compares to the $1.30 per share conversion price. Provide us with objective evidence that supports your determination of the fair value of the shares of common stock at the date of conversion. This objective evidence could be based on valuation reports that rely on methodologies discussed in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation’’ (the “Practice Aid”) or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In this regard, we note the Company issued 50,000 shares of common stock for $75,000 during fiscal 2005. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Also, tell us how you considered APB 26 in determining whether a gain or loss should be recognized upon extinguishment of the debt.

Ms. Barbara C. Jacobs
February 7, 2007

     Although we believe the different valuations are supported, we believe that using a $1.50 per share valuation for the December 31, 2005 transaction would simplify our accounting and be supported by accounting literature. As a result, we have applied APB 26 and revised our 2005 financial statements to reflect a loss on the extinguishment of debt in the amount of $38,462, which equals the number of shares (192,308) at $1.50 per share, or $288,462, less the $250,000 booked for the conversion of debt.
Note 7 - Stockholders’ Equity (Deficit), page F-18
37.	We note from your Statement of Changes in Stockholders’ Equity (Deficit) that the Company issued 114 shares to founders for services rendered and valued such shares at $305. Tell us how you determined the fair value of such shares and provide us with objective evidence that supports your determination of the fair value. We refer you to the Practice Aid for further guidance.
     You note that we issued 114 shares valued at $305. To clarify, this transaction occurred prior to the merger between Datamat and InferX, whereby there were 305,000 shares (pre-merger) of InferX issued at par value to founders. This was valued at $305, or $.001 per share, i.e., par value. In the merger, the 305,000 shares were converted to 114 shares of Datamat. As a result, the value per share became $2.68 per share, compared to the founders’ value of $.001 per share and the valuation discussed in response to comment 36, above, of $1.50 per share. In connection with this increase resulting from the conversion of InferX shares into Datamat shares, paid-in capital was increased in the corresponding amount.
38.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions (i.e. shares issued as guarantee fees, shares issued for consulting services) for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

Ms. Barbara C. Jacobs
February 7, 2007

•	The fair value of underlying shares of common stock and how you determined such value;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     Prior to any agreement with Black Nickel, in May 2005 we issued 50,000 warrants, which yielded a value of $1,291 utilizing the Black-Scholes method. This was expensed at the time of grant in accordance with the related accounting pronouncements. The warrants were issued to an investor, the same investor who received the 50,000 shares of stock for $75,000 cash. The $75,000 was paid for both the stock and the warrants, which consequently expired prior to any exercise.
     The chronological order of the stock grants and the warrant for 2005 and 2006 through the merger with Black Nickel is as follows:
     (All share totals are reflected post-split)
•	April 30, 2005 – 114 shares issued to founders (Scott Parliament) value $305

•	May 29, 2005 – 19 shares issued to P. Dadlani for $75,000 cash

•	May 29, 2005 – 19 warrants issued to P. Dadlani – included in $75,000 cash value (note APB 14 utilized to value each component)

•	December 31, 2005 – shares issued for conversion of $250,000 debt as follows:
•	W. Mittlieder – 29 shares

•	M. Carroll – 29 shares

•	J. Pardini – 7 shares

•	JC Malhotra – 7 shares
•	January 1, 2006 – shares issued to Gallatin Group (3 shares) and Cecil Andrus (3 shares) for services rendered for $4,427 each. The share value pre-merger was $1.50 per share.

•	May 5, 2006 – 5 shares issued for $20,000 cash (originally 13,333 shares pre-merger) to Surinder & Anju Bagai.

Ms. Barbara C. Jacobs
February 7, 2007

•	June 30, 2006 – shares issued to W. Mittlieder for services (57 shares) for $90,146. The share value pre-merger was $1.50 per share.

•	June 30, 2006 – 10 shares issued for conversion of accounts payable to Congressional Strategies valued at $40,248, for $1.50 pre-merger price.

•	August 31, 2006 – 132 shares issued to bridge loan lenders (John Lemak (19), The London Family Trust (32), Robert Prag (19), Sandor Capital Master Fund (38) and Mark Nicosia (24)) for guarantees of the bridge debt. This entry was a reduction of paid in capital for the issuance of the shares.
For the Nine Months Ended September 30, 2006
Note 5	- Notes Payable, page F-15
39.	We note from your disclosures in Note 5 that interest expense on the SBA loan for the nine months ended September 30, 2006 and 2005 was $11,700 and $12,100, respectively. Your statements of operations for the nine months ended September 30,2005, however, show interest expense, net of interest income of only $6,659. Tell us the amount of interest income earned during this period and tell us what assets the Company held that earned interest.
     We have included the interest expense from the SBA Loan in our general and administrative expenses for the nine months ended September 30, 2005. Therefore, that brought about a larger variance in that classification and under reported interest expense for this period. The $6,659 relates to the other interest expense for the period. The revised financial statements will be amended to reclassify the $12,100 of SBA interest to interest expense.
Notes to Unaudited Pro Forma Condensed Financial Statements, page F-63
40.	Please provide your calculations for allocating the $1,164,696 proceeds received in the private placement amongst the Class A warrants, Class B warrants and common stock using the relative fair value method. With regards to the Class B warrants, it appears that the stock price should be $0.50 and the strike price should be $0.625. Please revise accordingly.
     For clarification, the Class B warrants have a strike price of $.62 per share versus the $.625 per share as stated originally in the footnotes to the pro forma statements. We did calculate the APB 14 analysis and related Black-Scholes calculation using $.50 as the stock price and $.62. We have amended the footnotes to the pro forma statements to indicate this. We have provided copies of such analysis.
41.	Tell us how you are accounting for the Class A and Class B warrants issued in private placement. Specifically tell us how you considered the criteria in paragraph 6 of SFAS 133 and the scope exception of paragraph 1 l(a) of SFAS 133 in your analysis. Provide us with your analysis using each of the conditions outlined in

Ms. Barbara C. Jacobs
February 7, 2007

paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. We note your discussion of registration rights and liquidating damages provisions in Note 7 on page F-40. Do these registration rights and liquidating damages provisions relate to the warrants and stock issued in the private placement? If so, tell us how you considered these rights in your analysis and specifically, tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.
     We have reviewed your comment and understand the complex consequences of the private placement on our unaudited financial pro forma statements. EITF 05-4 provides guidance with respect to treatment of the registration rights agreement as a separate instrument versus a combined freestanding instrument with the underlying shares and warrants associated with the private placement. Under the registration rights agreement, the penalty clause stipulates a settlement in the form of additional shares to the investors and founders, or potentially a cash payment. In addition, the shares and warrants issued in the private placement need full registration, which is outside of our control. As a result, we agree that the valuation of the warrants should be considered a liability rather than equity. We have reclassified these accordingly in the amended pro forma statements.
Part II - Information Not Required in Prospectus
Exhibits
42.	Please file the bylaws of InferX. See Item 601(b)(3) of Regulation S-B.
     Please be advised that our Bylaws were filed as Exhibit 3(ii) to the Black Nickel Registration Statement on Form 10-SB, filed on January 12, 2006, and incorporated by reference. These Bylaws continue to be our Bylaws.
Legality Opinion
43.	The legality opinion should opine upon the shares issuable upon exercise of certain warrants. Revise as appropriate.
     A revised opinion has been filed as an exhibit.

Ms. Barbara C. Jacobs
February 7, 2007

Recent Sales of Unregistered Securities
44.	For each sale of unregistered securities, please disclose the full information required by Item 701 of Regulation S-B. Please disclose the month and year of the transaction and identify the persons or class of persons to whom you sold the securities. See Item 701(a)-(b) of Regulation S-B. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the company. See Item 701(c) of Regulation S-B. Finally, disclose all facts relied upon in claiming the exemption from registration. See Item 701(d) of Regulation S-B. For each sale of unregistered securities for which you claim the exemption contained in Section 4(2), please state whether the purchasers were accredited or sophisticated and possessed access to sufficient information.
     We believe that the disclosure under Item 26 meets the requirements of Item 701 of Regulation S-B.
* * *
     If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360, if you cannot reach him, please call me at (703) 917-0880 ext. 225.

Very truly yours,

/s/ B.K. Gogia
B.K. Gogia

cc:	Ernest M. Stern, Esq. Daniel J. MacTough, Esq.